Mail Stop 4561

December 22, 2008

Charles F. Catlett, III
Senior Vice President and Chief Financial Officer
Central Virginia Bankshares, Inc.
2036 New Dorset Road
P.O. Box 39
Powhatan, Virginia 23139

      Re: Central Virginia Bankshares, Inc.
              Preliminary Proxy Statement on Schedule 14A
              Filed November 26, 2008
              File No. 0-24002

Dear Mr. Catlett:

      We have completed our review of your preliminary proxy statement on Schedule 14A and have no further comments.

              Sincerely,

              William Friar
              Senior Financial Analyst